

November 19, 2020

Brian McKeag
Chief Financial Officer
HEARTLAND FINANCIAL USA INC
1398 Central Avenue
Dubuque, Iowa 52001

> **Re: HEARTLAND FINANCIAL USA INC**
> **Form 10-Q for the Quarter Ended September 30, 2020**
> **Filed November 5, 2020**
> **File No. 001-15393**

Dear Mr. McKeag:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
NON-GAAP Reconciliations
Reconciliation of Adjusted Net Income Available to Common Stockholders and Adjusted Diluted EPS (non-GAAP)

1. We note that your disclosure of adjusted diluted earnings per share excludes provision for credit losses, a normal and recurring charge for your business. Please revise future filings to refrain from disclosing performance measures that exclude the provision for credit losses. See Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance